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        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

Qwest Policy Position
The American Antitrust Institute on Telecom Mergers:
Further Evidence that a Qwest-MCI Merger is Good News

        The concentration of power through the merger of such behemoth companies as SBC-AT&T and the proposed Verizon-MCI would represent a duopoly—controlling almost 70% of the marketplace and representing a third of the total revenues of the major telecommunications providers in America. A combined Qwest-MCI would only be half the size of Verizon alone. Thus, it is critical that elected officials, regulators, and consumer advocates have an opportunity to closely scrutinize such mergers as the proposed Verizon-MCI deal to ensure that consumers are protected from loss of competition.

        The American Antitrust Institute (AAI) recently held an institute forum at the National Press Building to discuss the currently proposed telecommunications mergers.

What AAI is saying*:

  •
  "Both SBC and Verizon stress the benefit to customers of "one-stop-shopping." Thus, the proposed mergers [SBC-AT&T and Verizon-MCI] lead to a duopoly of "one-stop" shops. A duopoly facilitates collusive conduct that elevates price above its competitive level, even in the absence of any express agreement."

  •
  "Two large, vertically-integrated firms may find the gains from allocating markets and avoiding vigorous direct competition too great to resist. In such a scenario, the presence of a number-three player, a "competitive fringe," or a "market maverick" can make all the difference between a dynamic competitive market and a stilted, static one."

  •
  "Innovation can only continue if access is not priced out of the reach of competitors. Consolidation that leads to two monolithic internet, local exchange, or special access gatekeepers will serve neither innovation nor the public interest."

  •
  "In the case of the proposed Verizon-MCI merger, Qwest has emerged as an alternative suitor for MCI. After a necessarily abbreviated analysis, the AAI, in a letter on March 15, 2005 to the Senate Judiciary Committee, expressed its belief that, making the assumptions that the SBC-AT&T merger goes through and that the loss of MCI's independence is inevitable, Qwest is the more optimal acquirer from a public interest perspective. This opinion is based on differences between the Qwest and the Verizon proposals with respect to both infrastructure and customers."

  •
  "…the acquisition of MCI's network and customers by Qwest would appear to create a competitor with the critical mass necessary to be a constraining influence on the larger players, SBC and Verizon, both of which will continue to be formidable competitors even if the latter does not end up owning MCI. Thus, a Qwest-MCI combination would represent a strengthened third pole among dominant providers."

*
AIA fellow Jonathan Rubin in The Competitive Threat of the Telecommunications Mergers

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations. Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

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Qwest Policy Position The American Antitrust Institute on Telecom Mergers: Further Evidence that a Qwest-MCI Merger is Good News